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U.S. Securities and Exchange Commission
Washington, D.C.  20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.      Investment Company Act File Number:     Date examination completed:
                811-08839                               June 30, 2007

2.      State Identification Number:

AL             AK            AZ          AR                  CA            CO
CT             DE            DC          FL                  GA            HI
ID             IL            IN          IA                  KS            KY
LA             ME            MD          MA   None           MI            MN
MS             MO            MT          NE                  NV            NH
NJ             NM            NY          NC                  ND            OH
OK             OR            PA          RI                  SC            SD
TN             TX            UT          VT                  VA            WA
WV             WI            WY          PUERTO RICO


Other (specify):[ ]

3.      Exact name of investment company as specified in registration statement:
                SPDR Series Trust

4. Address of principal executive office: (number, street, city, state, zip code) 1 Lincoln Street, Boston, MA 02111



INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1.      All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions principal office in Washington, D.C., one copy with the regional office for the region in which the investment companys principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


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Report of Independent Registered Public Accounting Firm


To the Board of Trustees of
SPDR(R) Series Trust

We have examined management's assertion, included in the accompanying "Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940," that SPDR(R) Series Trust (formerly, streetTRACKS(R) Series Trust, the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of June 30, 2007. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2007, and with respect to agreement of security and similar investments purchases and sales, for the period from March 23, 2007 (the date of our last examination) through June 30, 2007:

       Confirmation of all securities and similar investments held by the Depository Trust Company in book entry form, at an omnibus level for the Custodian.

       Confirmation of all securities out for transfer with brokers, or other appropriate auditing procedures where replies from brokers were not received;

       Reconciliation of all such securities between the books and records of the Company and the Custodian, on a fund level;

       Review of the reconciliation procedures performed by the Custodian on an omnibus level between the Depository Trust Company and the books and records of the Custodian;

       Agreement of a sample of investment purchases and sales since our last examination from the books and records of the Company to broker confirmations, or subsequent cash activity, where replies from brokers were not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.


In our opinion, management's assertion that SPDR(R) Series Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30,2007, with respect to securities and similar investments reflected in the investment account of the Company is fairly stated in all material respects.

This report is intended solely for the information and use of the Board of Trustees and management of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



                                        Ernst & Young LLP


August 21, 2007



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Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940


August 21, 2007

We, as members of management of SPDR(R) Series Trust (formerly streetTRACKS(R) Series Trust) (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We also are responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2007, and from March 23, 2007 through June 30, 2007.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2007, and from March 23, 2007 through June 30, 2007, with respect to securities and similar investments reflected in the investment account of the Company.




/s/ Gary French
Treasurer
SPDR(R) Series Trust